Exhibit I


SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35- ------); 70-7670


            GPU, Inc., 300 Madison Avenue, Morristown, New Jersey 07960, a registered holding company, has filed with the Commission post-effective amendment to its Declaration on Form U-1 in SEC File No. 70-7670 pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935 ("Act") and Rule 54 thereunder.

            By orders dated October 23, 1989 (HCAR No. 24971) and December 8, 1995 (HCAR No. 26425) (the "Orders"), the Commission authorized GPU to issue and sell, from time to time through December 31, 2000, pursuant to a Dividend Reinvestment and Stock Purchase Plan (the "Plan"), up to 2,500,000 shares of its common stock, $2.50 par value ("Common Stock"). Under the Plan, holders of GPU Common Stock may automatically reinvest their cash dividends in additional shares of GPU Common Stock and purchase additional Common Stock by making optional cash payments on a monthly basis in amounts of not less than $50 nor more than $6,000 each quarter.

            Common Stock is purchased under the Plan either on the open market or directly from GPU in the form of authorized but unissued shares or previously reacquired shares, as GPU may direct, by the Plan Administrator. GPU uses the net proceeds from the sale of additional Common Stock issued directly by GPU under the Plan to make cash capital contributions to its subsidiaries, for working capital, to repay outstanding indebtedness and for other corporate purposes. Pursuant to the Orders, at June 30, 2000, GPU had sold a total of 1,353,045 previously reacquired shares of Common Stock pursuant to the Plan. GPU has 350 million authorized shares of common stock, of which 121,392,938 were issued and outstanding at June 30, 2000.

            GPU now requests an extension of the time during which it may issue and sell authorized but unissued and reacquired shares of Common Stock under the Plan to December 31, 2010. In all other respects, the transactions as heretofore authorized by the Commission in this docket would remain unchanged.

            The Declaration, as amended, is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ----------------, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney




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at law,  by  certificate)  should be filed with the  request.  Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Declaration, as amended, may be permitted to become effective.








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